Rendina Law Firm

We Get Business

www.rendinalawfirm.com

Date December 20, 2011

Fedex

Signature Stock Transfer, Inc.
PMB 317
2220 Coit Road Suite #480
Road, TX 75075

Attention: Mr. Jason Bogutski

Dear Sir or Madam

Re: Improper recording of stock ownership in the Records of Salamon Group Inc.
CUSIP # 793893 10 8 representing 8.906.059 shares if common stock.
Certificate numbers:
1086/1005/1293/1294/1295/1296/1297/1298/1299/1300/1301/1302/1303/1310/1330/1371/1510/1573/1246

We act for Space Globe Technologies Ltd, and Mr. John Salamon. We understand you are the transfer agent for Salamon Group Inc. (the "Corporation")

The shares represented by the certificate numbers above were at one time owned by our client Space Globe Technologies Ltd. Pursuant to an agreement with between our clients Sunlogics, Inc., and Mr. Michael Matvieshen last amended on December 7, 2010, the certificates were signed and delivered to the agent of Michael Matvishen. Our clients received payment for their shares under the amended agreement. All facts that are well know to you.

We are advised that you have been requested to amend the ownership of these shares in the company register but you have refused or neglected to do so. Your refusal to register the transfer is prejudicing our client and the persons who are subsequent owners of other Company stock our once owned by our client. Our client is shown on the documents filed with the Securities and Exchange Commission (the "SEC") as owning more than 5% of the issued and outstanding shares of the Corporation. This is simply untrue.

We have reviewed the Company documents filed with the SEC and various e-mail between your company and our client. Our client has been told by you on different occasions the shares would be transferred, the certificates were lost, and that the shares would not be transferred because our client put a hold on them.

Rendina Law Firm, P.S.
1991 Lake Whatcom Blvd.
Bellingham WA 98229
(360) 715-2913

Charles Rendina Law Corp
600-666 Burrard Street
Vancouver BC X6C 2X8
(604) 639-3110.
(778) 996-4369

Our client is of the view that you are either being manipulated by management who may have sold the shares in question to third parties or are actively colluding with management of the company to frustrate our client. There may be other reasons but the result is loss and damage to our client and material misstatements in documents filed with Securities Regulators in the USA and in Canada.

The stock has been sold, either register the transfer or return the certificates.

TAKE NOTICE: This letter is our formal demand that you take whatever steps necessary to resolve the ownership of these shares. If this matter is not resolved to our satisfaction on or before close of business Seattle time December 23, 2011 we will take whatever steps we deem appropriate to address the issue without further notice to you.

Yours truly,
Rendina Law Firm[1]
Per:

Charles F. Rendina

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[1] Rendina Law Firm is an association of two entities: Rendina Law Firm, P.S. a Washington Professional Service Corporation and Charles Rendina Law Corporation, a British Columbia Law Corporation. All association administration takes place the State of Washington.

Charles@rendinalawfirm.com